ZIBA FOODS LLC

FINANCIAL STATEMENTS

For the year ended December 31, 2020 and 2019

(Unaudited)

ZIBA FOODS LLC
Balance Sheets

		As of December 31,	
		2020	2019
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	83,149	21,927
Prepaid expenses		37,642	30,846
Trade and Other Receivable		131,856	52,120
Inventory		154,813	180,023
TOTAL CURRENT ASSETS		407,460	284,916
FIXED ASSETS			
Property and equipment		208,178	208,178
Less Accumulated depreciation		(47,886)	(38,218)
Ziba Trademark (net of amortization)		18,500	6.599
TOTAL FIXED ASSETS		178,792	176,558
OTHER ASSETS			
Investment in Ziba		0	1
Other Asset		729,972	729,972
TOTAL OTHER ASSETS		729,972	729,973
TOTAL ASSETS		1,316,224	1,191,447
LIABILITIES AND MEMBERS' EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable	$	317,123	474,839
		317,123	474,839
NON-CURRENT LIABILITIES			
Loan Payable	$	1,190,000	900,758
		1,190,000	900,758
MEMBERS' EQUITY			
Member's Equity	$	(190,899)	(184,149)
		(190,899)	(184,149)

TOTAL LIABILITIES AND MEMBERS' EQUITY	1,316,224	1,191,447

ZIBA FOODS LLC

Statement of Operations

	2020	2019
Operating income		
Sales Revenue	$ 255,009	195,413
Other Income	61,187	26,918
Cost of Goods Sold	(240,434)	(163,336)
Gross Profit	**75,762**	**58,995**
Operating Expenses		
Advertising & Marketing	48,601	57,495
Bank Charges & Fees	21,493	3,112
Consulting	76,529	119,990
Freight and Shipping	49,587	74,980
Interest Expense	49,993	77,080
Insurance Expense	4,402	5,558
Legal & Professional Services	12,331	15,285
Meals & Entertainment	9,177	10,220
Office Supplies & Software	22,523	10,242
Rent & Lease	39,426	59,482
Repairs and maintenance	405	1,284
Salaries & Wages	129,088	162,178
Security Expense	18,600	8,447
Storage Expense	1,236	18,126
Taxes and Licenses	9,253	7,844
Travel	17,203	47,970
Utilities	1,804	7,649
Depreciation and Amortization	11,049	8,465
FX Gain/Loss	15	(40)
Total Operating Expenses	512,715	695,363
Net Income	**(436,953)**	**(636,368)**

ZIBA FOODS, LLC

Consolidated Statement of Equity

	Mandorla International	Gerald Scott Cantini	Chapli Capital LLCs	Suru Global LLCt	Total
BEGINNING BALANCE, JANUARY 1, 2019	**188,425**-	**$113,055**	**75,370**	**75,370**-	**$452,220** -
Contribution	0	0	0	0	0
Distribution	0	0	0	0	0
Net Income / (Loss)	(265,153)	(159,092)	(106,061)	(106,061)	(636,368)
ENDING BALANCE, DECEMBER 31, 2019	**(76,728)**	**(46,037)**	**(30,692)**	**(30,692)**	**($ 184,149)**
BEGINNING BALANCE, JANUARY 1, 2020	**(76,728)**	**(46,037)**	**(30,692)**	**(30,692)**	**($ 184,149)**-
Contribution	295,000	0	115,203	20,000	430,203
Distribution	0	0	0	0	0
Net Income / (Loss)	(182,063)	(109,238)	(72,826)	(72,826)	(436,953)
9					
ENDING BALANCE, DECEMBER 31, 2020	**36,207**	**(115,276)**	**11,686**	**(83,517)**	**($ 190,899)**

ZIBA FOODS, LLC

Statement of Cash Flows

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	**(436,953)**	**(636,368)**
Add back Depreciation/Amortization	11,049	8,466
Change in Inventory	25,210	28,826
Change in Prepaid Expenses	(6,796)	3,382
Change in Accounts Receivable	(79,737)	(46,275)
Change in Payables	(157,716)	456,491
Net Cash Flows From Operating Activities	**(644,943)**	**(185,477)**
Cash Flows From Investing Activities		
Trademark	(13,280)	0
Net Cash Flows From Financing Activities	**(13,280)**	**0**
Cash Flows From Financing Activities		
Change in Loan Payable	289,242	85,758
Member's Equity	430,203	0
Net Cash Flows From Financing Activities	**719,445**	**85,758**
Cash at Beginning of Period	21,929	121,648
Net Increase (Decrease) In Cash	61,222	(99,719)
Cash at End of Period	83,149	21,929

ZIBA FOODS, LLC

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

ZIBA FOODS, LLC (the "Company"), is a Limited Liability Company organized under the laws of the State of Delaware on August 15, 2015. The Company has a branch office in Afghanistan under the name of Ziba Foods, LLC, which was organized under the laws of Afghanistan in 2015. The Company's principal activities are trading of dried vegetables and fruits, foods and beverages and canned and preserved food.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents comprise demand deposits and other short-term highly liquid investments that are ready convertible to a known amount of cash and are subject to an insignificant risk of changes in value. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Accounts Receivable

Accounts receivables are stated at the amount billed to the client. Payments of accounts receivable are allocated to the specific invoices identified.

e) Inventories

Inventories are measured at cost. The cost of inventories includes expenditures incurred in acquiring the inventories and other costs included to bringing them to their existing location and condition.

f) Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives on a straight-line and accelerated basis. The estimated useful lives for significant property and equipment categories are as follows:

Factory Building	39 years
Equipment	7 years
Trademark	15 year

g) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.